Exhibit 99.1

Lifezone Metals Provides an Update on Operations and Unaudited Q1 2024 Financial Summary

Webcast to be Held Today at 10 AM ET

May 13, 2024

New York (United States) – Lifezone Metals Limited’s (NYSE: LZM) Chief Executive Officer, Chris Showalter, and Chief Financial Officer, Ingo Hofmaier, are pleased to provide an overview of Lifezone’s achievements during the past quarter and the Q1 2024 unaudited financial summary.

Lifezone is advancing its Kabanga Nickel Project, located in north-west Tanzania, through a strategic partnership with the Government of Tanzania and BHP. Kabanga is believed to be one of the world’s largest and highest-grade undeveloped nickel sulfide deposits. In addition, Lifezone has a partnership with Glencore to recycle platinum, palladium and rhodium in the United States.

Q1 2024 highlights:

●	+1.8 million hours worked at the Kabanga Nickel Project without a lost time injury.

●	Two-phased development plan for Kabanga announced: initial 1.7 million tonne per year plus 1.7 million tonne per year Phase 2 expansion for base case 3.4 million tonne per year underground mining operation, concentrator and Hydromet refinery in the Definitive Feasibility Study for a fully-integrated direct-to-metal operation in Tanzania (refer to Lifzone’s February 26, 2024 news release).

●	Results from 11 exploration drillholes completed at the Safari Link Area, of which 7 holes intercepted high-grade nickel, copper and cobalt mineralization, including:

o	KL23-29: 15.1 meters grading 2.24% nickel, 0.24% copper, and 0.18% cobalt, (2.83% nickel-equivalent) and representing a ~300 meter step out to the north-east of existing Mineral Resources (refer to Lifezone’s January 29, 2024 news release).

●	Lifezone received the Kahama Hydromet Refinery Licence from the Government of Tanzania, and Kahama will be located within a newly promulgated Special Economic Zone.

●	Achieved high recoveries through metallurgical test work, supporting the design of the Kabanga Concentrator and Kahama Refinery (refer to Lifezone’s February 26, 2024 news release).

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●	Kabanga Nickel Project connected to the Tanzanian national power grid via 33-kilovolt line.

●	Fully funded Phase 1 partnership with Glencore for pilot plant and Feasibility Study to recycle platinum, palladium and rhodium from spent automotive catalytic converters in the United States (refer to Lifezone’s January 10, 2024 news release).

●	$50 million non-brokered private placement of unsecured convertible debentures closed (4-year, SOFR +4%, $8.00/share conversion; refer to Lifezone’s March 27, 2024 news release).

●	Healthy cash position of $79.6 million as at March 31, 2024, not including final $4.9 million proceeds from convertible debenture placement received on April 1, 2024.

●	Basic and diluted loss per share of $0.05 for Q1 2024, compared to basic and diluted loss per share of $0.10 in Q1 2023.

Mr. Showalter stated: “In the first quarter of 2024, we made significant progress in advancing our Kabanga Nickel Project in Tanzania across various fronts and remaining on track to complete the Definitive Feasibility Study by the end of Q3 2024. This included advancements in areas such as concentrator and refinery design work and mine planning, and the evaluation of potential resource additions. During the period, the Government of Tanzania continued to demonstrate its steadfast support for Kabanga with the issuance of the Kahama Hydromet Refinery Licence and the declaration of the Special Economic Zone – two critical milestones for our Kabanga Nickel Project. We remain close with the Government of Tanzania, our local communities and BHP, our project partner, as we advance Kabanga.

Beyond Kabanga, the closing of funding for Phase 1 of our PGM recycling partnership with Glencore during the quarter marked another significant achievement for Lifezone. This partnership enables us, in parallel with Kabanga, to demonstrate the versatility and benefits of our Hydromet Technology in yet another compelling, large and growing metals recycling market and focused here in the United States. We look forward to concluding our pilot project in Q3 2024.”

More than 1.8 million hours worked without lost time injury

Lifezone operates with safety as an ongoing, front-of-mind initiative at every level. The Company has recorded more than 1.8 million hours worked without a lost time injury at the Kabanga Nickel Project. This is a testament to Lifezone’s commitment to promoting and implementing comprehensive workplace health and safety measures, which include rigorous monitoring and reporting systems. In addition, there have been zero environmental incidents year-to-date.

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Kabanga Nickel Project and Kahama Hydromet Refinery – a modern metals supply chain solution in Tanzania

During Q1 2024, the concentrator and refinery design work and mine planning continued for the Kabanga Nickel Project and progress was made on the various technical workstreams supporting the Definitive Feasibility Study. The two-phased development plan was finalized and will form the basis of the Definitive Feasibility Study – this will involve a 1.7 million tonne per year Phase 1 with an additional 1.7 million tonne per year Phase 2 expansion, for an expected 3.4 million tonne per year operation in the aggregate.

The Kabanga Nickel Project is currently 69.7% owned by Lifezone, and Measured and Indicated Resources attributable to Lifezone total 43.6 million tonnes grading 2.02% nickel, 0.28% copper and 0.16% cobalt (2.57% nickel-equivalent) plus Inferred Resources attributable to Lifezone total 17.5 million tonnes grading 2.23% nickel, 0.31% copper and 0.16% cobalt (2.79% nickel-equivalent; refer to the November 2023 Kabanga Mineral Resource Update Technical Report Summary).

The November 2023 Mineral Resource Update assumes an underground mining rate of 2.2 million tonnes per year. However, based on the size of the Kabanga Resources, Lifezone believes that a higher throughput of 3.4 million tonnes per year will provide a more optimal outcome in the Definitive Feasibility Study.

Figure 1: Map showing the location of Kabanga and the Kahama Refinery within Tanzania.

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Pilot test work on-going to confirm the design of the Kahama Hydromet Refinery for the Definitive Feasibility Study

During the quarter, extensive metallurgical testing was completed to inform the process designs for the Kabanga Concentrator and the Kahama Hydromet Refinery. Concentrator test work conducted on a range of variability composite samples achieved high nickel recoveries to concentrate. This confirmed historical pilot-plant results and was indicative of achieving an exceptional refinery feed with low levels of deleterious elements. Test work in support of the Kahama Hydromet Refinery design was conducted at Lifezone’s Simulus Laboratory in Perth, Australia. Results confirmed the preliminary findings and demonstrated that high recoveries for nickel, copper and cobalt are possible within short processing timeframes (refer to Lifezone’s February 26, 2024 news release). Pilot refinery test work is on-going and the designs for the Kabanga Concentrator and Kahama Hydromet Refinery continue to be optimized for the Definitive Feasibility Study.

Figure 2: Preliminary three-dimensional design view completed as part of the Kabanga Nickel Project Definitive Feasibility Study showing electrowinning circuits and packaging facilities at the Kahama Hydromet Refinery.

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Results from 2023 exploration drilling at Kabanga indicate opportunity for future resource addition at the Safari Link Area

Building on the November 2023 Mineral Resource Update, Lifezone announced during Q1 2024 the discovery of additional high-grade nickel mineralization at the Safari Link Area at Kabanga. Notably, a 300-meter step-out hole KL23-29 intercepted 15.1 meters of mineralization grading 2.83% nickel-equivalent. Based on this, and other, mineralized intercepts, Lifezone’s geologists believe that Safari Link represents the best opportunity for future resource addition. The Safari Link Area is not included in the current Mineral Resource Estimate (refer to Lifezone’s January 29, 2024 news release).

Figure 3: Oblique long section showing mineralized zones and intercepts greater than 0.58% nickel-equivalent (looking north-west; refer to Lifezone’s January 29, 2024 news release).

Strong ongoing support from the Government of Tanzania

The Government of Tanzania is a partner in the Kabanga Nickel Project through its 16% free-carried interest. During the first quarter of 2024, the Government continued to demonstrate its strong commitment to Kabanga, enabling Lifezone to achieve critical Project milestones.

The Tanzania Electric Supply Company Limited (“TANESCO”) completed construction and installation of a 33-kilovolt power line connecting Kabanga Nickel Project operations camp, located on the Special Mining Licence, to the regional power grid. With reliable grid electricity, the Project will be able to reduce its reliance on more emissions-intensive diesel generators.

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In March, Lifezone received the Multi-Metal Processing Facility Licence for the Kahama Hydromet Refinery. The issuance of the Licence followed the formal gazettement of the Special Economic Zone (Declaration) Notice, 2024 which declared the Buzwagi Mining Area (the site of Barrick Gold’s past producing Buzwagi Gold Mine) a Special Economic Zone. The Kahama Refinery will be located within the Special Economic Zone, which will provide certain tax and other economic benefits.

Lifezone also received the Environmental Impact Assessment certificate of approval from the Government of Tanzania during Q1 2024 for the establishment and operation of the Kahama Hydromet Refinery.

Figure 4: Lifezone’s CEO, Chris Showalter, receives the Kahama Refinery License in the presence of the Minister of Minerals, Hon. Anthony Mavunde on March 21, 2024.

The Kahama Hydromet Refinery stands to benefit from access to a highly trained workforce and legacy infrastructure associated with the now-closed Buzwagi Gold Mine, including existing accommodations and office buildings, regional power connections, a sealed airstrip and main road connections and transnational railway in near proximity. This “plug-and-play” industrial hub brings significant project execution and capital cost benefits, as well as turning a past-producing mine liability into a long-term asset. Lifezone will not be taking on any legacy liabilities in relation to the closure of the Buzwagi Gold Mine.

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Figure 5: LinkedIn post by Lifezone’s Tanzanian subsidiary, Tembo Nickel Ltd, celebrating World Education Day on January 24, 2024. The goal of the Tembo Nickel Young Talent Program is to empower young professionals with the skills and knowledge needed to thrive in their fields of work.

Sustainability is a foundational consideration in all decisions taken by Lifezone.

Lifezone strives to attain the highest standards of environmental stewardship, societal impact, and governance practices. The specific focus in Q1 2024 has been to maintain ongoing sustainability-related activities while initiating sustainability data reporting. Highlights include:

●	Engagement with key stakeholders throughout the quarter, including the Government of Tanzania, local Ngara District officials, and members of the surrounding communities. Notably, monthly engagements with the Hon. District Commissioner and District Executive Director provide regular updates to local Government on the multiple ongoing Corporate Social Responsibility projects.

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●	Grievance mechanism workshops were conducted to provide the local communities with awareness of the grievance management process. Twenty-one new suggestion boxes were installed, and weekly community mobile unit outreaches were conducted that provide host communities with multiple opportunities for engagement and a platform for discussion.

●	Completion of Lifezone’s 2023 Social Investment and Corporate Social Responsibility commitments, which are expected to benefit approximately 8,200 community members within the Ngara District. Two specific examples of the 10 completed projects include: the construction of the Mumiramira Dispensary maternity ward providing critical services to more than 6,000 local community members including women and children, and the construction of 16 pit-hole toilets at the Murugunga Primary School and the Nyanza Pre-primary School providing nearly 900 students with access to cleaner and more hygienic toilet facilities.

●	Following the Local Skills and Supplier Mapping Roadshow completed in 2023, Lifezone facilitated a contract between a local farming cooperative and the principal food vendor for the Kabanga camp.

Figure 6: Video to celebrate international Women’s Day (March 8, 2024) and shared via Tembo Nickel’s social media post.

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Figure 7: (Left) Tunzo Msuya, Tembo Nickel Environment Manager, planting a tree as part of the International Day of Forests, March 21, 2024. (Right) Rebecca Stephen, Tembo Nickel Kabanga Site General Manager, watering a tree just planted.

Healthy cash balance following recent private placement

As of March 31, 2024, Lifezone Metals had unaudited consolidated cash and cash equivalents of $79.6 million, an increase of $30.2 million from $49.4 million as of December 31, 2023. The increase reflects proceeds received from the $50 million non-brokered unsecured convertible debentures, $1.5 million proceeds received from Glencore relating to the partnership to recycle platinum, palladium and rhodium in the United States, offset by cash usage of $15.6 million during the period. The March 31, 2024 cash balance does not include the final $4.9 million of proceeds from the convertible debenture placement subsequently received on April 1, 2024.

The unsecured convertible debentures were issued to a consortium of marquee investors, led by Harry Lundin (Bromma Asset Management Inc.) and Rick Rule. The instruments bear interest over a 48-month term, payable quarterly, at a rate of the Secured Overnight Financing Rate (“SOFR”) plus 4.0% per annum and are convertible into common shares of Lifezone at a price of $8.00 per share.

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Table 1: Summary of condensed profit and loss for the three months ended March 31, 2024 and 2023, respectively.

	For the three months ended,
	March 31,	March 31,
	2024	2023	Change
	$	$	$
	(unaudited)	(unaudited)

Revenue	41,389	495,687	(454,298)
Cost of sales	(10,944)	-	(10,944)
Gross profit	30,445	495,687	(465,242)
(Loss) gain on foreign exchange	(167,740)	80,887	(248,627)
General and administrative expenses	(4,068,771)	(7,632,017)	3,563,246
Operating loss	(4,206,066)	(7,055,443)	2,849,377
Interest income	457,209	130,194	327,015
Interest expense	(96,141)	(47,998)	(48,143)
Loss before tax	(3,844,998)	(6,973,247)	3,128,249
Exchange loss on translation of foreign operations	(10,368)	(82,315)	(27,053)
Total other comprehensive loss for the period	(3,954,366)	(7,055,562)	3,101,196

Weighted-average shares outstanding - diluted	119,459,223	62,680,131
Basic and diluted net loss per ordinary share	(0.05)	(0.10)

Revenue of $41,389 for the three months ended March 31, 2024 related to technical and laboratory services provided by Lifezone’s subsidiary, Simulus Group, to third party customers. Presently, the Simulus Laboratory is almost exclusively used for test work, pilot work and other Definitive Feasibility Study related work for the Kabanga Nickel Project and the platinum, palladium and rhodium recycling project. Once these projects are completed, third party revenues are expected to increase.

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Table 2: Comparison of general and administrative expenses for the three months ended March 31, 2024 and 2023, respectively.

	For the three months ended,
	March 31,	March 31,
	2024	2023	Change
	$	$	$
	(unaudited)	(unaudited)

Amortization of intangible assets	39,384	34,081	5,303
Audit & accountancy fees	119,162	281,908	(162,746)
Consulting fees	889,174	588,844	300,330
Depreciation of property and equipment	331,068	38,255	292,813
Depreciation of right of use asset	115,786	31,015	84,771
Directors’ fees	180,445	51,363	129,082
Insurance	456,579	5,074	451,505
Laboratory cost	268,385	-	268,385
Professional & Legal Fees	367,763	1,849,803	(1,482,040)
Rent	109,331	58,901	50,430
Travel	121,347	408,834	(287,487)
Wages & employee benefits	938,663	1,554,506	(615,843)
Other administrative expenses	131,684	2,729,433	(2,597,749)
General and administrative expenses	4,068,771	7,632,017	(3,563,246)

Total general and administrative expenses were $4,068,771 for the three months ended March 31, 2024 compared to $7,632,017 for three months ended March 31, 2023. The decrease in the general and administrative expenses is due to lower professional and legal expenses, which were higher in early 2023 relating to the SPAC Transaction and listing at the NYSE which was completed on July 6, 2023. The expenses for the three months ended March 31, 2023 included around $3.5 million that were later capitalized in line with Lifezone’s accounting policies given that during 2023 the prospect and confidence that the Kabanga Nickel can be developed into a profitable mining operation increased based on material progress made by the project and feasibility study teams.

During Q1 2024, Lifezone completed a group-wide program of rightsizing the organization to ensure the effective allocation of capital to those projects and workstreams most critical to the Company. This included lasting cost reductions, such as staff reductions across the organization and the termination of non-critical work.

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Table 3: Comparison of cash flows for the three months ended March 31, 2024 and 2023, respectively.

	For the three months ended,
	March 31,	March 31,
	2024	2023	Change
	$	$	$
	(unaudited)	(unaudited)

Opening cash	49,391,627	20,535,210	28,856,417

Operating activities	(4,151,273)	(6,367,678)	(2,216,405)
Investing activities	(11,286,567)	(2,908,515)	(8,378,052)
Financing activities	45,644,831	47,468,612	(1,823,781)
Net increase in cash and cash equivalents	30,206,991	38,192,419	(7,985,428)

Closing cash	79,598,618	58,727,629	20,870,989

a)	Cash flow from operating activities

Net cash used in operating activities of Lifezone was $4,151,273 for the three months ended March 31, 2024, primarily consisting of $3,954,366 of comprehensive loss for the period, adjusted for (i) items such as non-cash, interest income, amortization of intangibles, foreign exchange loss, interest income, interest expense and depreciation of property and equipment and right-of-use assets cumulatively amounting to $292,910 and (ii) working capital changes, primarily consisting of an increase in trade and other receivables of $332,116, decrease in related party receivables of $738,511, increase in fuel inventories of $23,574, increase in prepaid expenses of $229,005, decrease in prepaid mining license of $246,263 and a decrease in trade and other payables of $1,347,906.

b)	Cash flow from investing activities

Net cash used in investing activities of Lifezone was $11,286,567 for the three months ended March 31, 2024, of which $11,712,346 related to the investment in Kabanga Nickel Project, which is classified as an exploration and evaluation asset under IFRS 6, expenditures relating to the acquisition of property and equipment amounting to $8,488 and patent costs incurred amounting to $22,942, which were partially offset by interest received from banks amounting to $457,209.

Costs capitalized relating to the Kabanga Nickel Project include appropriate technical and administrative overheads. Given the advanced stage of the Definitive Feasibility Study and the fact that Tembo Nickel Ltd is exclusively engaged in advancing the Kabanga Nickel Project, almost all Tanzanian in-country costs are capitalized. The capitalized costs also include costs to keep our licenses in good standing and permitting, government relations and community work related to the Kabanga Nickel Project. In Q1 2024 we spent around $2.8 million on compensation payments for physically and economically displaced households. This activity started in November 2023 and is planned to be completed by the end of Q2 2024.

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c)	Cash flow from financing activities

Net cash provided by financing activities of Lifezone was $45,644,831 for the three months ended March 31, 2024, was primarily due to proceeds from the convertible debenture transaction of $44,325,000 (net of issue costs $675,000), proceeds of $1,500,000 from Phase 1 partnership with Glencore to recycle platinum, palladium and rhodium in the United States, and offset by account of payment of lease liabilities of $180,170.

Accounting treatment of the convertible loan note

The convertible loan note issued on March 27, 2024 is considered to be a hybrid IFRS 9 – Financial instrument comprising a financial liability (loan) and embedded derivative. The economic characteristics and risks of the embedded derivative are not regarded as closely related to the economic characteristics and risks of the host debt instrument as the value of the derivative is driven by Lifezone’s share price, resulting in the derivative liability being accounted for separately from the host debt instrument. On initial recognition, both elements are valued at fair value. Subsequently, the loan element minus apportioned transaction costs will be accounted for at amortized cost with the embedded derivative being remeasured at each reporting date and accounted for at fair value through profit or loss. As the conversion feature may be exercised by the holder at any time, the convertible loan note is classified as a current liability. Full disclosure will be provided as part of the required half-year consolidated financial statements, as of June 30, 2024.

TODAY: webcast with Lifezone’s senior management at 10 AM ET

The company invites shareholders, investors, and members of the media to join the executive team for a virtual presentation and discussion of Lifezone’s Q1 2024 activities and outlook. The presentation will be followed by a Q&A session where participants can engage directly with senior management.

Event details:

●	Date: Monday, May 13, 2024

●	Time: 10:00 AM Eastern Time

●	Location: Location: Virtual (please click the webcast registration link).

The presentation slides will be available on Lifezone’s website. The webcast will be archived and accessible for replay for a limited time after the event.

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Qualified Persons

The exploration results disclosed in this news release have been prepared under the supervision of and approved by Sharron Sylvester, BSc (Geol), RPGeo AIG (10125), Technical Director – Geology at OreWin Pty Ltd. Ms. Sylvester is considered to be a Qualified Person in accordance with the U.S. Securities and Exchange Commission (US SEC) Regulation S-K subpart 1300 rules for Property Disclosures for Mining Registrants (S-K 1300) and is considered independent of Lifezone Metals.

Contact

Investor Relations – North America Evan Young SVP: Investor Relations & Capital Markets evan.young@lifezonemetals.com	Investor Relations – Europe Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com
Media Enquiries David Petrie Manager: Corporate Communications david.petrie@lifezonemetals.com

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About Lifezone Metals

At Lifezone Metals (NYSE: LZM), our mission is to provide cleaner and more responsible metals production and recycling. Using a scalable platform underpinned by our Hydromet Technology, we offer the potential for lower energy, lower emission and lower cost metals production compared to traditional smelting.

Our Kabanga Nickel Project in Tanzania is believed to be one of the world’s largest and highest-grade undeveloped nickel sulfide deposits. By pairing with our Hydromet Technology, we are working to unlock a new source of LME-grade nickel, copper and cobalt for the global battery metals markets, to empower Tanzania to achieve full in-country value creation and become the next premier source of Class 1 nickel. A Definitive Feasibility Study for the project is due for completion in Q3 2024.

Through our US-based, platinum, palladium and rhodium recycling partnership, we are working to demonstrate that our Hydromet Technology can process and recover platinum group metals from responsibly sourced spent automotive catalytic converters in a cleaner and more efficient way than conventional smelting and refining methods.

www.lifezonemetals.com

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Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 regarding, amongst other things, the plans, strategies, and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries and/or affiliates.

Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters; provided that the absence of these does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone Metals, future opportunities for Lifezone Metals, including the efficacy of Lifezone Metals’ hydrometallurgical technology (Hydromet Technology) and the development of, and processing of mineral resources at, the Kabanga Project, and other statements that are not historical facts.

These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions; global inflation and cost increases for materials and services; reliability of sampling; success of any pilot work; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; changes in government regulations, legislation and rates of taxation; inflation; changes in exchange rates and the availability of foreign exchange; fluctuations in commodity prices; delays in the development of projects and other factors; the outcome of any legal proceedings that may be instituted against the Lifezone Metals; our ability to obtain additional capital, including use of the debt market, future capital requirements and sources and uses of cash; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; the acquisition of, maintenance of and protection of intellectual property; Lifezone’s ability to achieve projections and anticipate uncertainties (including economic or geopolitical uncertainties) relating to our business, operations and financial performance, including: expectations with respect to financial and business performance, financial projections and business metrics and any underlying assumptions; expectations regarding product and technology development and pipeline and market size; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone Metals’ business; Lifezone Metals’ ability to continue to comply with applicable listing standards of the NYSE; the ability of Lifezone Metals to maintain the listing of its securities on a U.S. national securities exchange; our ability to comply with applicable laws and regulations; stay abreast of accounting standards, or modified or new laws and regulations applying to our business, including privacy regulation; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (SEC).

The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. However, while Lifezone Metals may elect to update these forward-looking statements in the future, Lifezone Metals specifically disclaims any obligation to do so.

These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which are based upon information available to us as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. In all cases where historical performance is presented, please note that past performance is not a credible indicator of future results.

Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this communication, except as required by applicable law.

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